SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 21)*

Oaktree Strategic Income Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

67402D 104
(CUSIP Number)

Leonard M. Tannenbaum

525 Okeechobee Boulevard, Suite 1770

West Palm Beach, FL 33401
(203) 930-2139

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 19, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240 13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67402D 104

1.	Names of Reporting Persons. Leonard M. Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 67402D 104

This Schedule 13D/A (“Amendment”) constitutes Amendment No. 21 to the Schedule 13D of Leonard M. Tannenbaum originally filed on March 21, 2014, as amended by Amendment No. 1 filed on March 24, 2014, Amendment No. 2 filed on August 26, 2014, Amendment No. 3 filed on December 22, 2014, Amendment No. 4 filed on May 26, 2015, Amendment No. 5 filed on December 2, 2015, Amendment No. 6 filed on December 31, 2015, Amendment No. 7 filed on February 3, 2016, Amendment No. 8 filed on February 24, 2016, Amendment No. 9 filed on August 16, 2016, Amendment No. 10 filed on August 26, 2016, Amendment No. 11 filed on September 8, 2016, Amendment No. 12 filed on September 14, 2016, Amendment No. 13 filed on October 5, 2016, Amendment No. 14 filed on December 9, 2016, Amendment No. 15 filed on July 17, 2017, Amendment No. 16 filed on October 4, 2017, Amendment No. 17 filed on September 26, 2018, Amendment No. 18 filed on May 29, 2019, Amendment No. 19 filed on December 20, 2019 and Amendment No. 20 filed on December 3, 2020. Except as amended herein, each such prior Schedule 13D, as previously amended, remains in effect. Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the reporting persons’ Schedules 13D as previously amended.

As set forth below, as a result of the transactions described herein, on March 19, 2021, Leonard M. Tannenbaum ceased to be a beneficial owner of shares of the Issuer’s common stock (“Shares”). The filing of this Amendment represents the final amendment and exit filing for Mr. Tannenbaum.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

Effective March 19, 2021, Leonard M. Tannenbaum no longer beneficially owns any securities of the Issuer.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

Pursuant to the Agreement and Plan of Merger, dated as of October 28, 2020 (the “Merger Agreement”), by and among the Issuer, Oaktree Specialty Lending Corporation (“OCSL”), Lion Merger Sub, Inc. and Oaktree Fund Advisors LLC (for the limited purposes set forth therein), each Share was converted into the right to receive 1.3371 shares of OCSL common stock, par value $0.01 per share, having a market value of $6.16 per share at the close of trading on March 18, 2021.

Item 5. Interests in Securities of the Issuer

Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

(a)-(b) Effective March 19, 2021, Leonard M. Tannenbaum no longer beneficially owns any securities of the Issuer.

(c)        Schedule A sets forth all transactions with respect to Shares effected during the past 60 days.

Schedule A

Name	Date of Transaction	Description of Transaction	Amount of Securities	Price per Share
Leonard M. Tannenbaum	March 19, 2021	Disposition of Shares pursuant to the Merger Agreement	6,357,439	$8.51

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2021

/s/ Leonard M. Tannenbaum
LEONARD M. TANNENBAUM